Exhibit (h)(25)

Amendment to Transfer Agency and Service Agreement

This Amendment dated as of August 2, 2015 (this “Amendment”) is to the Transfer Agency and Service Agreement dated August 2, 2011, as amended (the “Agreement”), by and between ALPS Fund Services, Inc., a Colorado corporation (“ALPS”), and Financial Investors Trust, a Delaware statutory trust (the “Trust”). Any items not herein defined shall have the meaning ascribed to them in the Agreement.

WHEREAS, ALPS and the Trust wish to amend the Agreement in certain respects as more fully set forth below.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.          Effective as of the date of this Amendment, Section 2(a) of the Agreement is replaced in its entirety with the following:

In consideration for the services to be performed hereunder by ALPS, the Trust shall pay ALPS the fees listed in the Fee Schedule attached hereto. Notwithstanding anything to the contrary in this Agreement, fees billed for the services to be performed by ALPS under this Agreement are based on information provided by the Fund’s investment adviser and such fees are subject to renegotiation between the parties to the extent such information is determined to be materially different from what the Fund’s investment adviser originally provided to ALPS. During each year of the term of this Agreement, unless the parties shall otherwise agree and provided that the service mix and volumes remain consistent with those provided in the previous year of this Agreement, the fee that would be charged for the same services would be the base fee rate (as reflected in the Fee Schedule to this Agreement) subject to an annual cost of living adjustment based on the Consumer Price Index for Urban Wage Earners and Clerical Workers, for the Denver-Boulder-Greeley area, as published bimonthly by the United States Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such index is terminated, any successor or substitute index, appropriately adjusted, acceptable to all parties.

2.          Effective as of the date of this Amendment, Section 19(a) of the Agreement is replaced in its entirety with the following:

Initial Term. This Agreement shall become effective as of August 2, 2015 (the “Start Date”) and shall continue thereafter throughout the period that ends three (3) years after the Start Date (the “Initial Term”). Until the end of the Initial Term, this Agreement may be terminated only by agreement of the parties or for cause pursuant to Section 15(c) hereof.

3.          Effective as of the date of this Amendment, Section 1. Transfer Agency Services(Appendix B) of the Fee Schedule to the Agreement is replaced in its entirety with the new Item 1. Transfer Agency Services (Appendix B) of the Fee Schedule attached hereto and incorporated by reference herein.

4.          Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

FINANCIAL INVESTORS TRUST		ALPS FUND SERVICES, INC.

By:	/s/ Edmund J. Burke	By:	/s/ Jeremy O. May
Name:	Edmund J. Burke	Name:	Jeremy O. May
Title:	President	Title:	President

FEE SCHEDULE

COMPENSATION

1.  Transfer Agency Services (Appendix B)